UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PATHEON INC.

(Name of Issuer)

Restricted Voting Shares

(Title of Class of Securities)

70319W108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joaquín B. Viso
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power None
	6.	Shared voting power 11,689,698. (shares are held in community property by Mr. Viso and his spouse, Olga Lizardi)
	7.	Sole dispositive power None
	8.	Shared dispositive power 11,689,698 (shares are held in community property by Mr. Viso and his spouse, Olga Lizardi)
9.	Aggregate amount beneficially owned by each reporting person 11,689,698
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.04% (based on 129,279,892 restricted voting shares outstanding)
12.	Type of reporting person (see instructions) IN

Item 1(a).	Name of Issuer:

Patheon Inc., a Canadian corporation (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Patheon Pharmaceuticals Services Inc. 4721 Emperor Boulevard, Suite 200 Durham, NC 27703

Item 2(a).	Name of Person Filing:

Joaquín B. Viso. Shares are held in community property by Mr. Viso and his spouse, Olga Lizardi, pursuant to the laws of the Commonwealth of Puerto Rico.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

270 Muñoz Rivera Avenue, Mailbox 34, San Juan, PR 00918

Item 2(c).	Citizenship:

United States of America.

Item 2(d).	Title of Class of Securities:

The class of securities to which this Schedule 13G relates is the restricted voting shares of the Company.

Item 2(e).	CUSIP Number:

70319W108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 11,689,698

(b)	Percent of Class: 9.04% (based on 129,279,892 restricted voting shares outstanding as reported in the Company’s annual report on Form 10-K filed as of December 18, 2012 in respect of the year ended October 31, 2012).

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: None

(ii) Shared power to vote or to direct the vote: 11,689,698

(iii) Sole power to dispose or to direct the disposition of: None

(iv) Shared power to dispose or to direct the disposition of: 11,689,698

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

By:	/s/ Joaquín B. Viso
	Name:	Joaquín B. Viso

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